


05007901

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

April 19, 2005

File #82-627


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH, D.C.
185
SECTION

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated April 19, 2005

Enclosed is a copy of our News Release dated April 19, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

PROCESSED
MAY 1 7 2005
THOMSON
FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001





DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

April 19, 2005 TSX Venture: DTA


SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2005
WASHINGTON
185
SECTION

NEWS RELEASE

UPDATE ON THE BULK SAMPLING OF THE DO-27 KIMBERLITE, SLAVE CRATON, NWT, CANADA

Dentonia Resources Ltd. ("Dentonia") has been advised by Eric Friedland, President of Peregrine Diamonds Ltd., the operator, that approximately 150 tonnes of kimberlite of the 200 tonne bulk sample have been extracted using a 14" diameter, RC drill rig operated by Midnight Sun Drilling. A total of six holes were completed to varying depths and the kimberlite extracted has been shipped to BHP Billiton's Ekati™ Diamond Mine for processing through their test plant, including x-ray and grease table concentration, to be followed by hand sorting of diamonds. All processing and sorting should be finalized by the end of May, 2005.

Peregrine is confident that sufficient information will be obtained from this sample to make sound decisions regarding the future testing of DO-27.

Peregrine, Midnight Sun and BHP Billiton have come to agreement whereby Midnight Sun's large diameter RC drill rig will be stored at Ekati™ until next winter. This advance planning will allow Peregrine, in anticipation of positive results from this current program, to commence next year's bulk sample program in early January, 2006, and could add as much as sixty extra drilling days to the winter drill season, rather than waiting for the opening of the main Tibbitt to Contwoyto ice road.

A program of NQ sized core drilling of the DO-27 pipe is scheduled to begin by the end of this week. The first core hole is planned to be drilled to 600 meters of depth into the perceived center of the pipe. A total of six core holes, drilled in close proximity to the previous 6 RC holes, are scheduled as long as safe lake-ice conditions exist. The core drilling is intended to provide additional geological and geotechnical information on DO-27.

More information will be provided when the processing and sorting of the bulk sample is complete.

Unless otherwise negotiated, upon completion of the 200 tonne sample program, Peregrine's interest in the project will increase from 38.475% to 54.475% plus operatorship. The other partners' project interests will be: Archon 13.275%, Aber Diamonds 7.35%, DHK Diamonds Inc. 20%, in which Dentonia has a 1/3 equity interest, and SouthernEra 4.9%, all interests are subject to a 1.3% Royalty.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic
President



DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

April 19, 2005 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: Financial Statements for the Six Months ended February 28, 2005

Enclosed is a copy of the above material for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

April 19, 2005

Dear Shareholder:

Re: 2nd Quarterly Report and Update, Southern Lobe
DO27, Lac de Gras, NWT

Enclosed herewith the Company's 2nd Quarterly Report for the period ended February 28, 2005 and an update on the progress of he Mini-Bulk Test at the Southern Lobe of the DO27 kimberlite, Lac de Gras, NWT.

Highlights:

-2 diamond, 2 gold and 1 copper-molybdenum prospect

-Working Capital $850,000

-Mini Bulk Sample, see enclosed new release

Note the tenfold increase of the price of molybdenum (Mo) over the last two years, currently at US$75.50 per kg or US$34.28 per lb., and the increase of the price of copper currently at US$3,352 per tonne or US$1.52 per lb.

If you wish to receive continuous up-dates and quarterly report, please complete the enclosed form and return to Dentonia, either by mail or fax, or contact the Company by email at dentonia@telus.net.

For additional information, photos of the mini bulk sample and equipment at work, please refer to Dentonia's website at www.dentonia.net.

Yours truly,
DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD.

Request for Interim Financial Statements and Updates

If you wish to receive such mailings, please complete and return this form to:

DENTONIA RESOURCES LTD.
Suite 303 – 1039 Richards Street
Vancouver, BC V6B 3E4
Tel: 604 682-1141
Fax: 604 682-1144
Email: dentonia@telus.net

Name: ____

Address: ____

____

Postal Code: ____

Email: ____

Tel: ____

Fax: ____



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

DENTONIA RESOURCES LTD.

(An Exploration Stage Company)

Unaudited Financial Statements for the 2nd Quarter ended February 28, 2005

and

Interim Management's Discussion and Analysis to April 15, 2005

DENTONIA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED

FEBRUARY 28, 2005 AND 2004

(Unaudited - see Notice to Reader)



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

NOTICE TO READER

We have compiled the balance sheet of Dentonia Resources Ltd. as at February 28, 2005 and the statements of operations and deficit, and cash flows for the periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

March 23, 2005

DENTONIA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited - see Notice to Reader)

	As at February 28, 2005 $	As at August 31, 2004 $
ASSETS		
CURRENT ASSETS		
Cash	950,994	224,566
Accounts receivable	4,005	761
Prepaid expenses	7,419	2,117
	962,418	227,444
CAPITAL ASSETS (Note 5)	1,884	2,736
MINERAL PROPERTIES (Note 4)	132,238	74,995
	1,096,540	305,175
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	32,769	6,748
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	8,656,699	7,770,170
CONTRIBUTED SURPLUS (Note 6)	62,137	28,200
DEFICIT	(7,655,065)	(7,499,943)
	1,063,771	298,427
	1,096,540	305,175

APPROVED BY THE BOARD

"Adolf A. Petancic" Director

"H. Martyn Fowlds" Director

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIODS ENDED FEBRUARY 28, 2005 AND 2004

(Unaudited - see Notice to Reader)

	Three Months Ended February 28,		Six Months Ended February 28,	
	2005	2004	2005 $	2004 $
GENERAL EXPENSES				
Accounting and legal	13,443		15,125	-
Amortization	700	198	852	396
Bank charges and interest	104	255	192	393
Consulting fees	7,750	-	14,750	-
Exchange loss (gain)	65	18	65	18
Finder's fee	1,750	1,750	1,750	1,750
Office and miscellaneous	8,754	2,619	16,388	3,976
Rent	2,487	1,762	6,505	3,474
Shareholder and public relations	12,184	4,654	22,204	9,872
Stock based compensation	-	-	1,875	-
Telephone and communications	1,621	524	2,347	1,010
Transfer agent and filing fees	6,478	2,913	9,884	5,213
Wages and benefits	30,548	25,278	58,577	46,179
	85,884	39,971	150,514	72,281
OTHER INCOME (EXPENSES)				
Expense recoveries	-	-	392	167
Equity investment losses	-	-	(5,000)	-
	-	-	(4,608)	167
NET LOSS FOR THE PERIOD	(85,884)	(39,971)	(155,122)	(72,114)
DEFICIT - BEGINNING OF PERIOD	(7,569,181)	(7,375,779)	(7,499,943)	(7,343,636)
DEFICIT - END OF PERIOD	(7,655,065)	(7,415,750)	(7,655,065)	(7,415,750)
BASIC LOSS PER SHARE	(0.01)	(0.01)	(0.01)	(0.01)

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED FEBRUARY 28, 2005 AND 2004

(Unaudited - see Notice to Reader)

	Three Months Ended February 28,		Six Months Ended February 28,	
	2005 $	2004 $	2005 $	2004 $
CASH FROM (USED IN):				
OPERATING ACTIVITIES				
Net loss for the period	(85,884)	(39,971)	(155,122)	(72,114)
Items not involving cash				
Amortization	700	198	852	396
Equity investment losses	-	-	5,000	-
Stock-based compensation	1,750	2,450	3,625	2,450
	(83,434)	(37,323)	(145,645)	(69,268)
Change in non-cash working capital items	16,648	2,047	17,475	5,391
	(66,786)	(35,276)	(128,170)	(63,877)
FINANCING ACTIVITIES				
Capital stock issued	816,042	27,000	916,841	52,000
Share subscriptions received	-	24,000	-	24,000
INVESTING ACTIVITIES				
Expenditures on mineral properties	(24,587)	(19,016)	(57,243)	(37,457)
Increase in investments and advances	-	-	(5,000)	-
	(24,587)	(19,016)	(62,243)	(37,457)
INCREASE (DECREASE) IN CASH	724,669	(3,292)	726,428	(25,334)
CASH - BEGINNING OF PERIOD	226,325	9,010	224,566	31,052
CASH - END OF PERIOD	950,994	5,718	950,994	5,718

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement and actual results may differ from such estimates.

These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Northernera Diamonds Inc.

b) Investments

The investment in DHK Resources Ltd. is recorded using the equity method of accounting.

c) Capital assets

Capital assets are stated at cost less accumulated amortization, which is recorded over the useful lives of the assets on the declining balance basis at the following annual rates:

Computer	30%
Furniture and fixtures	20%

d) Income taxes

The Company uses the liability method for recording income taxes and records future income tax liabilities and assets for temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet, using tax rates anticipated to apply in the periods that the differences are expected to reverse.

e) Mineral properties

Costs relating to the acquisition and exploration of mineral properties are deferred until the properties are placed into commercial production, sold, or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Stock-based compensation

The Company uses the fair value method to recognize options granted. Accordingly, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

g) Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date with resulting exchange gains and losses being included in the determination of income.

h) Loss per share

The Company uses the treasury stock method for the calculation and presentation of both basic and diluted loss per share.

i) Fair market value of financial instruments

The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.

j) Interim financial statements

These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management reflect all normal recurring adjustments necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3. INVESTMENTS AND ADVANCES

The Company owns a one-third interest in DHK Resources Ltd. ("DHK"), a Northwest Territories corporation which has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories.

The investment has been written down to $nil as a result of recognizing the proportionate share of the losses of DHK.

4. MINERAL PROPERTIES

	November 30, 2005 $	August 31, 2005 $
Tintina Gold Belt - HY property	37,491	7,313
Tintina Gold Belt - ELF property	14,053	13,423
Lac de Gras, Northwest Territories	635	-
Pellatt Lake	14,800	14,800
Atkinson Gold Prospect	64,172	39,459
Thomlinson Creek Property	1,087	-
	132,238	74,995

Tintina Gold Belt, Yukon Territories

Pursuant to an Option Agreement dated September 4, 2003 (amended October 14, 2004 and March 18, 2005), the Company acquired the right to obtain a 100% interest in 56, two-post mineral claims (the "HY property"), located north of the Hyland River, approximately 185km north of Watson Lake, within the Tintina Gold Belt, southeastern Yukon, Watson Lake Mining District. 48 claims are recorded in the name of Phelps Dodge Corporation of Canada, and 8 claims, staked by the Company at its own cost, are held in trust by a director of the Company. All of these claims are subject to the terms of the Option Agreement.

Pursuant to the agreement, the Company has paid $17,491 in staking costs, consulting fees and other expenditures and must complete a $100,000 work commitment in the first year and a total $750,000 work commitment by March, 2011. The Company is also required to make cash payments totalling $110,000 in stages over the next 6 years ($20,000 paid).

The Company has also staked for its own and sole account, 6, two-post mineral claims (the "ELF property") located 175km northeast of Watson Lake, within the Tintina Gold Belt.

Lac de Gras, Northwest Territories

The Company, through its 1/3 equity position in DHK Diamonds Inc., holds, indirectly, pursuant to a Joint Venture Agreement dated December 6, 2002, interests in 3 mineral leases, which are recorded in the name of BHP Billiton Diamonds Inc.

Pellatt Lake, Northwest Territories

The Company has staked for its own and sole account 7 mineral claims and holds, indirectly, through its 1/3 equity position in DHK Diamonds Inc., an interest in another 6 mineral claims at Pellatt Lake, Northwest Territories.

Atkinson Gold Prospect

The Company has entered into an agreement to obtain a 100% interest in 5 claim groups referred to as the Atkinson Gold Prospect, in the Porcupine Mining District, Ontario. Pursuant to the agreement, the Company has issued 150,000 shares and paid $49,172 in staking costs, engineering fees and other expenditures and must complete a $350,000 work commitment by May 1, 2006. The Company is also required to make cash payments totalling $990,000 in stages over the next 10 years.

4. MINERAL PROPERTIES (continued)

Thomlinson Creek Property

The Company has entered into an Option Agreement to acquire a 100% interest in certain mineral claims located in the Omineca mining division of British Columbia. Pursuant to the agreement, the Company has paid $1,087 of a $30,000 work commitment to be completed by February 25, 2006, and must pay to the Optionors a total of $1,015,000 over the next 10 years. Subsequent to the period end, a $10,000 option payment was made.

5. CAPITAL ASSETS

	Cost $	Accumulated Amortization $	February 28, 2005 Net Book Value $	August 31, 2004 Net Book Value $
Computer	16,920	16,580	340	607
Furniture and fixtures	23,245	21,701	1,544	2,129
	40,165	38,281	1,884	2,736

6. CAPITAL STOCK

Authorized:

100,000,000 Common shares without par value
10,000,000 Class A preferred shares without par value

Issued:	#	$
August 31, 2003	17,112,208	7,390,070
Directors' options exercised	930,000	93,000
Acquisition of mineral property	150,000	15,000
Private placement	4,535,000	272,100
August 31, 2004	22,727,208	7,770,170
Private placement	1,680,000	100,800
Private placement - flow-through shares	2,584,734	387,710
Private placement - non-flow-through shares	3,257,102	463,215
Agent's commission	150,000	22,500
Warrants exercised	810,000	81,000
Share issue costs	-	(168,696)
February 28, 2005	31,209,044	8,656,699

a) Private placements:

In 2004, the Company issued 4,535,000 units at $0.06 per unit for proceeds of $272,100. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at $0.10 per share to September 7, 2005 and at $0.20 per share after September 7, 2005 to September 7, 2006.

6. CAPITAL STOCK (continued)

a) Private placements (continued):

In October 2004, the Company completed a non-brokered private placement of 1,680,000 units at $0.06 per unit for total proceeds of $100,800. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at $0.10 per share to October 7, 2005 and at $0.20 per share after October 7, 2005 to October 7, 2006.

In December 2004, the Company completed a non-brokered private placement of 976,666 flow-through units at $0.15 per unit and 845,000 non-flow-through units at $0.12 per unit for total proceeds of $247,900. Each unit consists of one share and one non-transferable share purchase warrant exercisable at $0.16 for the flow-through shares and at $0.13 for the non-flow-through shares, expiring December 29, 2005.

Also in December 2004, the Company completed a brokered private placement of 804,034 units at $0.75 per unit. Each unit consists of 3 non-flow-through common shares, two flow-through common shares and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company until February 28, 2007, at a price of $0.20 per share on or before February 28, 2006, and at a price of $0.30 per share on or before February 28, 2007.

In relation to this private placement, the Company paid a cash commission equal to 7.5% of the gross proceeds raised, issued 104,524 Agent's options, issued 150,00 common shares as a corporate finance fee, and paid a finder's fee of 5% of the gross proceeds. Each Agent's option is exercisable at $0.75 per Agent's Unit and will be comprised of five shares and one warrant. Each Agent's warrant entitles the holder to purchase an additional share at a price of $0.20 per share in the first year and $0.30 per share in the second year.

b) Options:

The Company has implemented a stock option plan (the "Plan") to grant options to directors, senior officers, employees, dependent contractors and consultants of the Company. The Plan reserves for issuance up to 10% of the issued and outstanding share capital of the Company from time to time, and provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. Options granted under the Plan will be for a term not to exceed 5 years from the date of their grant and will be exercisable at a price not less than the Discounted Market Price.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, August 31, 2004	1,665,000	$ 0.10
Granted	354,524	0.29
Balance, November 30, 2004	2,019,524	$ 0.13
Weighted average fair value of options granted		$ 0.05

Of the options outstanding, 2,019,524 are currently exercisable and have expiry dates ranging from January 22, 2006 to March 27, 2007.

6. CAPITAL STOCK (continued)

c) Stock-based compensation

During the quarter, the Company issued 250,000 (2004 - 910,000) stock options to directors and consultants and issued 104,524 to agents. As a result $1,875 (2004 - $28,200) has been recorded as stock-based compensation, $30,312 has been recorded as share issue costs, and $32,187 has been credited to contributed surplus. The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

Risk-free interest rate	2.77% to 2.89%
Expected life of options	2 - 3 years
Expected volatility	50%
Expected dividend yield	0.0%

d) Warrants

Warrants have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 8,030,700 common shares at exercise prices ranging from $0.10 to $0.30 and expiring between September 7, 2005 and February 28, 2007.

7. RELATED PARTY TRANSACTIONS

Included in the determination of net loss for the period are salaries and fees to a director recorded at their exchange amounts of $27,500 (2004 - $23,000), and stock based compensation to directors recorded at their fair values of $1,875 (2004 - $nil). Also, included in mineral properties are fees paid to a director recorded at the exchange amount of $2,000 (2004 - $nil).

8. LOSSES CARRIED FORWARD

The Company has approximately $1,030,000 in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

	$
2005	242,000
2006	201,000
2007	144,000
2008	122,000
2009	105,000
2010	60,000
2011	156,000

Cumulative Canadian Development and Exploration Expenses of approximately $1,766,000 are available to reduce future taxable income.

Net capital losses which can be applied to reduce future taxable gains amount to $304,000.



DENTONIA RESOURCES LTD.

FORM 51-102F1 – MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Second Quarter Ended February 28, 2005
(Unaudited Financial Statements)

Prepared as at April 15, 2005

DESCRIPTION OF BUSINESS AND REPORT DATE

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979

Currently, the Company, either directly or indirectly through its 1/3 equity interest in DHK Diamonds Inc. ("DHK"), has interests or has under option two diamond, two gold, and one copper-molybdenum property, these properties are in the early stages of exploration.

The Company is a reporting issuer in British Columbia and Alberta, became a publicly traded company on the Vancouver Stock Exchange in 1982 and continues to trade on the TSX Venture Exchange (the "Exchange"), under the symbol "DTA", and is registered as a foreign exempt corporation under section 12g3-2(b), file #82-627, with the Securities & Exchange Commission.

The Company prepared its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles and its Management's Discussion and Analysis (MD&A) should be read in conjunction with its unaudited financial statements for the quarters ended February 28, 2005 and 2004 and the audited financial statements for the fiscal years ended August 31, 2004 and 2003.

OVERALL PERFORMANCE

As of February 28, 2005 the Company had a total working capital of $922,230, $343,876 were flow through funds (for definition see below), compared with a working capital of $227,444 as of August 31, 2004, the fiscal year end, and $5,718 at the end of the same period in the prior fiscal year.

For the first six months ended February 28, 2005, the Company recorded a net loss of $150,514 or $0.01 per share, compared to net loss of $72,281 or $0.01 per share for the same period in the prior fiscal year.

The Company, through its 1/3 equity interest in DHK, entered into option and farm-out agreement with Peregrine Diamonds Ltd. ("Peregrine") to mini bulk test, at Peregrine's cost, the Southern Lobe of the DO27 kimberlite at Lac de Gras, NWT, which began on February 25, 2005 and subsequently agreed to participate in extending the mini bulk test to April 30, 2005 and to a NQ core drill program of approximately 600m, by committing to contribute pro rata costs to the extension of the sampling program and to the NQ drill program.

Peregrine also completed a gravity survey over the Pellatt Lake claim block in which the Company has a direct (7 claims) and an indirect interest through DHK (6 claims). This survey indicated that this claim block may be prospective for the occurrences of kimberlites and requires follow-up ground exploration this summer.

The Company began a line cutting and ground geophysical survey at its Atkinson Gold Prospect, Ontario, in March 2005 and is currently seeking bids for a drill program to test geophysical targets identified on this prospect to be carried out this summer.

The Company may acquire, under option, a 100% interest in the Thomlinson copper-molybdenum prospect, near Hazelton, BC. Historical data is currently being compiled and reviewed preparatory to an exploration program on the Thomlinson Creek Property during this coming summer.

Subsequent to February 28, 2005, the end of the 2nd Quarter, the Company completed an option agreement with Phelps Dodge for the acquisition of a 100% interest in the HY Gold Prospect, located in the Tintina Gold Belt, Southeastern Yukon, and retained the services of Aurum Geological Consultants Inc., Whitehorse, Yukon, to design an exploration program consisting of a minimum of 300m of core drilling, setting up of a camp at the site, and concurrently carry out a program of prospecting, ground geophysics and mapping.

During the 2nd Quarter, a non brokered private placement of 1,821,666 units at $0.12 (non-flow-through) and at $0.15 (flow-through) per unit was completed and 10,000 warrants at $0.10 and 800,000 warrants at $0.10, expiring on January 13, 2006, were exercised (400,000 warrants expired unexercised on January 13, 2005) to provide total funds of $329,900, less a finder's fee $24,790, to the Company, $146,391.74 of these funds were designated as flow-through funds (for definition see below) and deposited in the Company's exploration account.

On February 28, 2005, a brokered private placement was completed.

This brokered private placement raised gross proceeds of $603,025.50 from the sale of 804,034 units at a price of $0.75 per unit. Each unit consists of three non-flow-through common shares, two flow-through common shares (the "Flow-Through Shares") and one non-transferable common share purchase warrant (a "Warrant"). Each Warrant entitles the holder to purchase an additional common share of the Company until February 28,

2007, at a price of $0.20 per common share on or before February 28, 2006, and at a price of $0.30 per common share on or before February 28, 2007.

The Company paid the Agent a cash commission equal to 7.5% of the gross proceeds raised by this offering, or $45,226.91. In addition, a total of 104,524 agent's options were issued, each agent's option being exercisable on or before February 28, 2007 at a price of $0.75 per agent's option to purchase one unit consisting of five non-flow-through common shares of the Company and a common share purchase warrant having the same terms as a warrant. The Company also issued 150,000 common shares to the Agent as a corporate finance fee. A finder's fee of 5% of the gross proceeds derived from the Agent only, but not from other participating brokers, was paid to Jim Hitchie.

All securities issued under this financing are subject to a four-month hold period expiring July 1, 2005.

As of April 15, 2005, the Company had a total working capital of $850,000, $343,000 are flow-through funds, to be expended on "Canadian Exploration Expenditures" as defined by the "Canadian Income Tax Act".

PROPERTY SUMMARIES

Diamonds

The Company and DHK are currently being carried to production, at the option of Peregrine, at Pellatt Lake, and for part of the mini bulk test of the DO27 kimberlite, both properties are located near Lac de Gras, in the NWT.

(1) DO27 Kimberlite – SAS 1, 2, 3 Mineral Leases

On December 3, 2004, the Mackenzie Valley Land and Water Board issued two "A" permits, one for the use of the winter road leading to the DO27 kimberlite, and the second for mineral exploration, up to a 10 hole drill program for bulk sample purposes and the establishment of a 25 person camp, at the DO27 site.

A drill rig, with a diameter of 14 inches has been retained and a mini bulk sample program commenced on February 25, 2005, is in progress, initially, at the sole cost of Peregrine, further exploration with pro rata contributions from all participants having an interest in the SAS 1, 2, 3 mineral lease, which in the case of DHK Diamonds Inc. is 28.80% is required. A drill core program was commenced adjacent and parallel to bulk test holes for geological, micro diamond grade, analytic, and statistical purposes to more clearly define the geology and the commercial potential of the DO27 kimberlite. These programs are estimated to cost between $4,000,000 to $5,000,000 of which DHK will contribute 28.8% of approximately $1,000,000.

At the date hereof approximately 2/3 of the extraction of the mini bulk sample of 200 tonnes has been completed and material from Reverse Circulation (RC) holes 1 to 4 has been shipped to BHP Billiton's Ekati Diamond Mine, for X-Ray Sortex diamond processing and hand picking of diamonds.

RC drill holes #5 and #6 and an NQ drill hole to a depth of 600m was commenced in the second week of April, 2005.

Drilling should be completed by the end of April and all kimberlitic material extracted should be processed by the end of May.

(2) WO9 Kimberlite – SAS 1, 2, 3 Mineral Leases

At this stage the WO9 Kimberlite appears to be inadequately tested, to quote from Archon's Quarterly Report, August 31, 2004,

> "The August 2004 drill program was an attempt, using a different starting technique to test for a primary kimberlite phase below the crater fill. Hole WO9 04-1 collared a few meters from WO9 03-2 was forcibly stopped at 536 feet without any significant change in lithology. The black mudstone and kimberlite ash-rich phase continued to the end of the hole. Importantly though, centimeter-sized mantle modules loaded with indicator minerals appeared more abundant in the lower part. Additional drilling with snow cat support is planned for this coming winter."

The drill core from this hole has been stored at the drill site and to date no analysis for micro diamonds or an evaluation of the indicator minerals have been made, and remains prospective.

The WO9 is located about 2,100m west southwest of kimberlite DO27 and about 200m north of DO29N. Experience has shown that magnetic phase kimberlites, in this case the DO29N, have an association with nearby, about 200 meters north, non-magnetic volcaniclastic phase kimberlites, in this case, the WO9.

The associated DO29N was discovered as a magnetic high and as an E.M. anomaly. A core sample of 175kg returned 11 micro diamonds and 1 macro diamond in 1993.

The gravity anomaly of the WO9 has an oval shaped size of 250m x 250m, or about 5 hectares. Such a pipe, if commercial, could contain substantial reserves.

Interest in the WO claim block, including Mineral Leases SAS1, SAS2, and SAS3 currently are: DHK 28.8%, Peregrine 38.4%, Archon 16.48%, Aber 9.75%, and SouthernEra 6.5%

After Peregrine completes the mini bulk sample under the Amending Agreement dated September 20, 2004, as modified on April 5, 2005, its interest will increase to 54.47%, the remaining interests will then be held: DHK 20%, Archon 13.28%, Aber 7.35%, and SouthernEra 4.9%.

(3) Pellatt Lake Claim Block – NWT, Canada

Falcon™ Airborne Gravity Gradiometer Survey (Falcon™ Survey) Completed – Geophysical Data

The Company has been advised by Peregrine that it has completed a Falcon™ Survey over the Pellatt Lake property (the "Property") at a cost of $187,000.

This property is located approximately 40km to the northeast of the Ekati Diamond Mine at Lac de Gras and immediately adjacent to and north of DeBeers Hardy Lake leases.

From various news releases, e.g. Majescor's news releases, December 21, 2004 and March 30, 3005, DeBeers' Hardy Lake mineral leases appear to contain 25 kimberlite intrusions, varying in size from 0.2 hectares to 5 hectares, and Majescor commenced a drill program in March, 2005.

A strong possibility exists that this kimberlite cluster or field of kimberlite clusters may extend into the Pellatt Lake claim block.

To quote from the Assessment Report dated January 30, 2005 and filed.

> "The property has been the subject of diamond exploration since the early 1990's. One kimberlite has been discovered on the property and numerous others occurred on the claims to the south and to the west of the property.
>
> A number of high and medium priority geophysical targets, both from earlier flown magnetometer and electromagnetic surveys and from the 2004 Falcon™ gravity gradiometer survey remain to be tested on the property. This, and the fact that there are indicator minerals with no apparent source present on the property suggest that the potential exists for additional kimberlites to be discovered."

The following program, at the cost of Peregrine, has been recommended and both the Company and DHK have provided a one-year extension to Peregrine's options.

a) Additional indicator mineral sampling to verify previous operator's results.
b) Ground truthing of land based geophysical anomalies.

c) Ground geophysical surveys of prospective airborne anomalies.
d) Drill testing or anomalies as warranted.

The PL01 kimberlite and surrounding 3 claims are subject to 1% royalty in favor of Kennecott Canada Exploration Inc. A lease application to obtain a 21-year mineral lease for these 3 claims is pending.

Peregrine has the option to obtain a 75% interest in any target, if it is taken to production, at its costs.

Gold

(1) Atkinson Gold Prospect, Abitibi Greenstone Belt, Porcupine Mining District, Ontario

The Company optioned four claim blocks, 3,680 hectares, extending over an area of 8 x 12km, from R. H. McMillan, now a director and vice president of exploration of the Company in the Detour Lake Mine area of Northern Ontario, at the northern margin of the Abitibi Greenstone Belt.

This option has now being extended by one year by the Company agreeing to pay for the current line cutting and geophysical program and committing to a drill program at an estimated cost of $250,000, before April 15, 2006, an advance of $20,000 having been made. Currently bids are being requested for a drill program of a minimum of 1,300m, to be carried out this summer.

The current line cutting and ground geophysics survey on the Horner claim will consist of 15.5km of line cutting and a Max Min II survey and on the Lipton claims of 16.6km of line cutting and 15.6km of magnetometer and induced polarization (IP) surveys.

The program of line cutting, magnetometer, and Max Min II surveys on the Horner claims are designed to delineate the east west trending of an Airborne EM anomaly with a co-incident 300-gamma magnetic anomaly.

This program is aimed at defining targets for diamond drilling on the Horner claims.

On the Lipton claims the current grid is to be extended to cover potential targets defined by the airborne survey in three areas as follows: a) to the north 300 metres to define strong conductors (1.9km of line cutting; 1.6km Induced Polarization and magnetometer surveys), b) to west 1,000 metres between line 300N and 900N to delineate strong conductors (7.0km of line cutting, Induced Polarization and magnetometer surveys), and c) to the south 700 metres to 1,200S (500W to 500E) to cover the southern strike extension of a favorable chemical sedimentary horizon (7.7km of line cutting; 7.0km of Induced Polarization and magnetometer

surveys). These surveys should define additional drill targets on the Lipton claims where previous work has already defined as total of 11 priority targets for diamond drilling.

These programs as planned, are to be completed in two (2) phases, the first phase as outline above, the second phase, consisting of about 1,300m of diamond drilling on the Lipton, Horner, and Atkinson West groups of claims.

It should be noted that Noranda staked to the east and adjacent to the Lipton claims and to the east and adjacent to Atkinson West claims of the Company and has commenced an exploration program.

Under the Option Agreement the Company has the right to earn a 100% in the Atkinson Gold Prospect, subject to a 2% royalty.

Location and General Observation

The Lipton, Atkinson, Horner, and Nash Lake properties (the Atkinson gold prospect) are located approximately 15km south of the Detour Lake Mine and 40 km to the northwest of the Casa Berardi Mine, Quebec. This area is now being actively explored by Noranda and several junior mining companies.

The Atkinson gold prospect covers known occurrences of gold (best intersect 10.7 g/t over 9m) and 17 untested geophysical anomalies and could potentially host significant Archean-aged gold and volcanogenic massive sulphide deposits.

The Atkinson groups of claims were staked initially by Westmin (now Boliden Westmin) in the late 1980 early 1999, were sporadically explored until 1997, and were maintained by the vendor, R. H. McMillan, a former employee of Westmin.

As a general observation, the Abitibi Greenstone Belt is one of the most prolific gold producing areas, only second to Witwatersrand area, South Africa, in the world. Of the forty-one (41) gold deposits worldwide, with production plus reserves of greater than 10 million ounces, five (5) (Hollinger-McIntyre, Kirkland Lake, Dome, Kerr Addison and Horne) are in the Abitibi Subprovince of the Superior Province. Two others with lesser reserves, (Campbell Red Lake-Goldcorp and Hemlo) are also within the Superior Province.

(2) Acquisition of the HY Gold Prospects, Tintina Gold Belt, South Eastern, Yukon

On March 16, 2005, the Company, finally signed an option agreement with Phelps Dodge Corporation of Canada Limited ("Phelps Dodge") for the acquisition of 100% interest in the HY Gold Prospect.

Terms are: $20,000 upon signing of the agreement (paid) and an exploration commitment of $100,000 during the first year with total payments, over 7 years,

of $110,000, and exploration expenditures of $750,000. The property is subject to sliding scale royalty of between 2% to 4%, depending on the price of gold, with buy-back rights of $1,000,000 per point.

Property Description and Access

The HY Property consists of 56, two-post mineral claims, 48 claims are recorded in the name of Phelps Dodge and 8 claims were staked by the Company and are recorded in the name of a director of the Company, about 1,176 hectares, located north of the Hyland River, approximately 185 km north of Watson Lake, within the Tintina Gold Belt, Southeastern Yukon, Watson Lake Mining District. All these claims are part of the Option Agreement.

Access to the HY Property is via helicopter from Watson Lake or from the Nahanni Range Road, which lies within 10 km of the HY Property.

History

In 1996 Phelps Dodge staked the HY claims, after detecting highly anomalous gold, arsenic and antimony in samples collected during a regional stream sediment-sampling program. Subsequent follow-up programs of soil geochemical sampling (804 samples), prospecting and geological mapping have outlined two target areas containing high-grade gold mineralization, associated with strongly anomalous gold-arsenic-antimony soil geochemistry.

Geology

Geologically, the HY gold showings are hosted in sedimentary strata of the late Proterozoic to early Cambrian Hyland Group. Highland Group strata have been moderately folded and faulted and metamorphosed to the greenschist facies. The Hyland Group is more than 3000 meters in thickness, and consists of siliclastic and bioclastic platformal and continental margin metasedimentary rocks. The Hyland Group has been subdivided into two formations. The lower section, the Yusezyu Formation, consists of quartzite, quartz grit, and quartz pebble conglomerate interbedded with phyllite and minor carbonate sections. The upper section, the Narchilla Formation, consists largely of shale (phyllite) and slates with some carbonate sections. Lithophile-rich intrusive rocks of mid-Cretaceous age, part of the Tombstone Plutonic Suite, have been mapped south of the Hyland River, five kilometers south of the HY property.

Gold mineralization on the property is strongly structurally-controlled and hosted by sedimentary strata of the Hyland Group. The most important type of mineralization consists of quartz-arsenopyrite veins and stockworks cutting quartzitic strata. Galena, pyrite and visible gold are less common minerals, muscovite is a common alteration mineral associated with mineralization. Sulphide content is generally less than 10%, however, higher gold values tend to

be associated with higher sulphide content - particularly arsenopyrite. The quartz veins range from 0.2 cm. to 20 cm. in thickness and occur in swarms of up to 5 to 10 veins per meter. Other types of mineralization include quartz veins within shale horizons and "replacement-style" disseminated mineralization within some quartzite layers.

Showings

Two mineralized areas called the East and West Zones have been defined by prospecting and soil geochemical surveying on the HY property. The West Zone anomaly trends north-northwest, is 1.4 kilometers in length and contains quartz veins with values in grab samples ranging up to 144 g/t Au (4.2 oz./ton). Soil geochemical values range up to 909 parts per billion Au and 253 ppm As. The East Zone anomaly is located 800 meters east of the West Zone.

It also trends north-northwest, is 900 meters in length with values in grab samples ranging up to 37.6 g/t Au. Soil geochemical values range up to 1259 parts per billion Au and 1783 ppm As.

Regional Geological

The Tintina/Tombstone Gold Belt is an arc of gold deposits and stretches from southeastern Yukon to southwestern Alaska and hosts a number of gold deposits such as the Donlin Creek (11.4 million oz Au), Fort Knox (7 million oz Au), Pogo (7 million oz Au at 0.55 oz/ton (18.90 gr./t Au), currently undergoing mine permitting by Teck Cominco/Sumitano, Dublin Gulch (3.18 million oz Au), and Brewery Creek (1.3 million oz Au) and the Hyland Gold prospect.

Geological Model

Possible geological models and past work on the HY property have emphasized an "intrusion-related" model for gold mineralization. In contrast, more recent models have suggested similarities between the HY property and several deposits in the Tien Shan area of Central Asia. The Tien Shan deposits contain stockwork-type quartz vein mineralization hosted in Proterozoic and Paleozoic sedimentary strata. Examples include Muruntau, Uzbeckistan (170 million ounces); Kumtor, Kyrgystan (19 million ounces); Maoling China (+ 1 million ounces) and several others.

Recommended Exploration Program

A helicopter-supported program of ground geophysics combined with mappings prospecting and diamond core drilling is recommended. The ground geophysics would better define the extent of structural controls on mineralization at the East and West Gold Zones. The older Phelps Dodge grid would probably require rehabilitation for this program. Mapping and prospecting would be designed to

ground-truth this survey as well as fellow-up highly anomalous rock sampling from the 2000 program on the newly-staked claims in the northeast corner of the property (staked by the Company). This fieldwork should be carried out concurrently, and not contingently, with two drill holes totaling 300 metres, one each at the East and West gold Zones. These holes would test anomalous soil and rock geochemistry, in mineralized quartzite and outcrops and associated northwest and north-striking faults.

The cost of this program is estimated roughly at $150,000 and Aurum Geological Consultants Inc. of Whitehorse has been retained to effect this program.

Copper Molybdenum

Thomlinson Creek Copper Molybdenum Property, near Hazelton, British Columbia

The Company entered into an Option Agreement with Ronald Blusson and Ronald McMillan (the "Optionors"), on Friday February 25, 2005 for the acquisition of Thomlinson Creek Prospect. Ronald McMillan Ph.D., P.Geo., one of the Optionors is a director and vice president of exploration of the Company.

The salient terms of the Option Agreement are:

- $10,000 down payment (paid)
- 1,005,000 option payments over 11years
- 2% net smelter return royalty
- $30,000 minimum exploration during the first year.

This is an early stage exploration prospect and the Company has retained Don McIntyre, Ph.D., P. Eng. to compile all existing historical data. His services will include property visits, sampling, geological mapping and the writing of a technical report at an estimate costs $12,000.

As a general comment, molybdenum, MoS_2, is the principal ore of molybdenum and is found in pegmatite dykes, quartz veins, stock work of quartz veins or disseminated in porphyries. (Thomlinson Creek?)

The mineralization at the Thomlinson Creek property is associated with an exceptional strong soil geochemical anomaly, extending over 5km, with a width of up to 600m, with values of up to 10,200ppm Cu and 600ppm Mo.

This anomaly is covered by transported overburden, but one out crop assayed 0.89% Cu, 0.04% Mo, and 60 ppb Au, and a drill hole in 1982, at the western end of this anomaly, intersected 6m, grading 0.17% Cu and 0.236 Mo. To date, this anomaly is unexplained.

Prices of copper and molybdenum are currently at over US$1.40 per pound and in excess of US$30 per pound, respectively, making the Thomlinson Creek Property an extractive exploration target.
To quote from featured article in the Financial Post, April 14, 2005 titled Moly's Reach:

> "The construction of a multibillion-dollar gas pipeline through the Canadian north would have massive economic implications, right down to the raw materials that go into the steel.
>
> That's one of the reasons molybdenum, better known as moly, is selling for more than US$30 a pound up more than tenfold from two years ago. A silvery metal able to withstand extreme temperatures and pressures, moly is needed to make the high-value steel alloys used in natural gas pipelines.
>
> The possible construction of the $7-billion MacKenzie Valley pipeline or the monster $20-billion Alaska Highway project may suggest higher prices in the future,"

To quote further:

> "--- when one of these pipelines deals announced, you might see spike of moly up to US$60 a pound."

RESULTS OF OPERATIONS

Six Months Ended February 28, 2005

The Company experienced a net loss of $150,514 or $0.01 per share for the first half of Fiscal 2005, compared to a net loss of $72,114 or $0.01 per share for the first half of Fiscal 2004. Of these amounts, general and administrative expenses accounted for $150,514 in the first half of Fiscal 2005, compared $72,114 in the first half of Fiscal 2004.

Promotion and investor relations expenses increased by $12,333 to $22,204 due to the hiring of an investor relations employee at a rate of $3,000 per month and the commencement of a communications campaign in the first quarter of Fiscal 2005. Investor relations activities generally consisted of the dissemination of news releases, the mailing of brochures, maintaining a corporate website at www.dentonia.net and meetings with shareholders, brokers and investors and dissemination of information through publications in Stockwatch and Stockgroup.

Wages, benefits and legal fees increased by $26,893 during the first half of Fiscal 2005 due to an increase of corporate activities and the completion of three private placements.

Amounts capitalized for resource properties during the first half of Fiscal 2005 was $62,243, comprised of stock based option payment of 50,000 shares at a deem price of $0.10 for an extension of the Atkinson Gold Prospect Option Agreement and the commence of a line cutting program ($22,500 paid), and concluding the HY property option.

SECOND QUARTER RESULTS

The net loss for the second quarter ended February 28, 2005 was $85,884 representing general and administrative expenses of $85,884. Comparatively, in the same quarter in the preceding year, general and administrative expenses were lower by $45.013 (2004 - $39,971). The net loss for the second quarter ended February 28, 2005 was $85,884. General and administrative costs increased during the second quarter as compared to the same period the prior year. This increase coincides with much higher levels of corporate activity, the hiring of staff at the end of the prior fiscal year and some stock-based compensation.

Promotion and investor relations costs were $12,184 while in the second quarter in the prior fiscal year , promotion and investor relations expenses were $4,654 and consisted of web-site maintenance and mailing costs. Management, consulting and administration fees increased by $38,383 to $73,700 (2004 - $35,317) due to greater corporate activities.

WARRANTS EXERCISED

On January 13, 2005, 1,200,000 share purchase warrants exercisable at a price of $0.10 per share, either expired or were exercised in the amount of 800,000, providing the Company with $80,000. In addition 10,000 warrants at $0.10 were exercised on February 16, 2005, and 40,000 warrants at $0.10 on April 4, 2005, providing a further $5,000 to the Company.

FINANCINGS

During the 6 month period expiring on February 28, 2005, the Company completed two non-brokered private placements.

a) 4,535,000 units at $0.06 per unit netting the Company $272,000. A unit consisting one share and one share purchase warrant exercisable over two years at $0.10 or $0.20 per share.

b) On December 29, 2005, a second non brokered private placement of 2,797,666 units was completed, grossing $247,440 less a finder's fee of 10% or $24,744, and netting the Company $146,400 flow-through funds and $76,296 non flow through funds. A total of 1,821,666 non-flow-through units and 976,000 flow-through units were issued, respectively, at $0.15 and $0.12 per unit.

Each of the Flow Through and Non Flow Through Units consists of one share and one non-transferable warrant. One warrant entitles the holder to purchase an additional share exercisable for a period of one year to expire on December 29, 2005, at an exercise price of $0.16 for the Flow-Through, and $0.13 for the Non-Flow-Through warrants. All securities under this non brokered financing are subject to a four month hold period expiring April 29, 2005.

c) On February 28, 2005, the Company completed a brokered private placement, netting the Company $546,208.54. Research Capital Corporation (the "Agent") was the agent for this financing which raised gross proceeds of $603,025.50 from the sale of 804,034 units at a price of $0.75 per unit. Each unit consists of three non flow through common shares, two flow through common shares (the "Flow-Through Shares") and one non-transferable common share purchase warrant (a "Warrant"). Each warrant entitles the holder to purchase an additional common share of the Company until February 28, 2007, at a price of $0.20 per common share on or before February 28, 2006, and at a price of $0.30 per common share on or before February 28, 2007.

The Company paid the Agent a cash commission equal to 7.5% of the gross proceeds or $45,226.90 raised in this offering. In addition, a total of 104,524 agent's options were issued, each agent's option being exercisable on or before February 28, 2007 at a price of $0.75 per agent's option to purchase one unit consisting of five non flow through common shares of the Company and a common share purchase warrant having the same terms as a Warrant. The company also issued 150,00 common shares to the Agent as a corporate finance fee. A finder's fee of 5% of the gross proceeds derived from the Agent only, but not from other participating brokers, in the amount of $25,276.28, was paid to Jim Hitchie.

All securities issued under the financing are subject to a four month hold period expiring July 1, 2005.

The funds raised by these three private placements will be used for general corporate purposes, the financing of the sampling of the Southern Lobe of the DO27, and the flow-through funds in the amount of $363,846 for "Canadian Exploration Expenditures" on the Atkinson and HY gold prospects and the Thomlinson Creek copper molybdenum prospect.

EIGHT MOST RECENTLY COMPLETED QUARTERS WITH LAST QUARTER ENDED FEBRUARY 28, 2005

Fiscal Year 2005/2004				
	Feb. 28, 2005	**Nov. 30, 2004**	**Aug. 31, 2004**	**May 31, 2004**
Total Revenue	Nil	$Nil	$Nil	$7,413
General and administrative expenses	85,884	64,238	36,128	55,477
Write off of exploration costs on outside properties and properties abandoned	Nil	5,000	Nil	Nil
Income (Loss) from continuing operations:				
- In total	(85,884)	(69,238)	(36,128)	(48,064)
- Basic and diluted loss per Share	(0.01)	(0.01)	(0.01)	(0.01)
Total Assets	1,083,232	339,356	305,175	74,938
Total Long Term Financial Liabilities	Nil	Nil	Nil	Nil
Cash Dividends Declared per share	Nil	Nil	Nil	Nil
Fiscal Year 2004/2003				
	Feb. 28, 2004	**Nov. 30, 2003**	**Aug. 31, 2003**	**May 31, 2003**
Total Revenue	$Nil	$167	$6,021	$1,144
General and administrative expenses	39,971	32,310	31,955	27,191
Write off of exploration costs on outside properties and properties abandoned	Nil	Nil	Nil	Nil
Income (Loss) from continuing operations:				
- In total	(39,971)	(32,143)	(54,607)	(26,047)
- Basic and diluted loss per Share	(0.01)	(0.01)	(0.01)	(0.01)
Total Assets	72,316	46,116	53,258	107,125
Total Long Term Financial Liabilities	Nil	Nil	Nil	Nil
Cash Dividends Declared per share	Nil	Nil	Nil	Nil

Fully diluted loss per share is not been presented.

General and administrative expenses increased in the first six-month of this fiscal period primarily due to greater corporate activities, e.g. optioning the Thomlinson Creek Copper Molybdenum prospect, the retaining of a shareholders' relation employees, the paying of finder's fees and legal fees due to the completion of the non brokered private placements and a brokered private placement.

LIQUIDITY

All of the Company's properties are at the exploration stage. The Company does not expect to generate any revenues in the near future and will have to continue to rely upon the sales of equity securities to raise capital. Fluctuations in the Company's share price may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

The Company had working capital of $5,718 at February 28, 2004 compared to working capital of $950,994 at February 28, 2005.

CAPITAL RESOURCES

The Company sees the exercise of stock options and warrants as a source of capital and as of the date of this Report part of the stock options and warrants outstanding are in-the-money. See Note 6(b) of the interim financial statement for a list of the stock options and warrants outstanding at February 28, 2005 and page 16 and 17 of this MD&A.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company remain substantially unchanged from those disclosed in the Annual MD&A, with the exception of financing. In the six month period ended February 28, 2005, the Company completed 3 private placements for proceeds of $916,841. It is management's opinion that the proceeds from this financing should be sufficient to carry out the Company's planned exploration programs and to meet the Company's ongoing administrative expenses for a period of at least twelve months.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looming statements in light of the risks set forth in this MD&A.

OFF BALANCE SHEET ARRANGEMENTS – DHK DIAMONDS INC. ("DHK")

The Company's interests in the WO claim block, mineral leases SAS1, 2, 3 and six (6) Pellatt Lake claims, are indirectly held through DHK, a private company incorporated under the laws of NWT, in which the Company has a 1/3 equity position.

To date, the following advances were made, by way of shareholder's loan and subscription for common shares, the latter at $100 per share, by the respective shareholders of DHK.

Shareholders' Advances

Dentonia Resources Ltd.	$137,468
Horseshoe Gold Mining Inc.	81,612
Kettle River Resources Ltd.	23,764
	$242,844

Current Shareholdings and Subscriptions in DHK

Name of Subscribers	Number of Common Shares Held	Amount of Subscription
Dentonia Resources Ltd.	682	$68,200
Horseshoe Gold Mining Inc.	682	$68,200
Kettle River Resources Ltd.	682	$68,200
		$204,600
TOTAL:		$432,444

Current cash balance in DHK's bank account is approximately $15,000 and a deposit of $25,000 has been made to Sub-Arctic Surveys Ltd., to carry out a land survey in 2005, a lease application is pending. A rental payment of $7,822.50 has been made for the year 2004-2005 to the Receiver General (Mining Recorder) with respect to 3 mineral claims within the Pellatt Lake claim block, however, $162,617 is owed to "Archon" for drill testing the DHK and WI claim blocks in 2001, and the WO claim block in 2003, these payments are subject to obtaining a "written report", detailing the exploration results; to date no such report has been received.

The Company, in addition to the above advances, made a direct payment to Peregrine on March 15, 2005, in the amount of $7,445.98 as a pro rata down payment to Conners drilling for the planned core drilling program at the Southern Lobe of the DO27.

TRANSACTIONS WITH RELATED PARTIES

See Note 7 of the interim financial statement for a list of transactions with related parties.

PROPOSED TRANSACTIONS

The board of directors is not aware of any proposed transactions involving an asset or business or business acquisition or disposition which may have an effect on financial condition, results of operations and cash flows, other than those in the normal course of the Company's business.

DISCLOSURE OF OUTSTANDING SHARES, WARRANTS AND OPTIONS AS OF THE DATE OF THE REPORT

Total Issued and Outstanding shares: 31,249,044 common shares

As of the Date of the Report, the following Directors' and Employees' Options are outstanding:

Name	No. of Shares	Exercise Price	Expiration Date
Adolf A. Petancic	206,250	0.10	January 22, 2006
Adolf A. Petancic	238,750	0.10	March 26, 2007
Brian E. Weir	50,000	0.10	January 22, 2006
Brian E. Weir	200,000	0.10	March 26, 2007
Gerald Carlson	200,000	0.10	January 22, 2006
H. Martyn Fowlds	100,000	0.10	January 22, 2006
H. Martyn Fowlds	300,000	0.10	March 26, 2007
Dorothy S.H. Chin	200,000	0.10	January 22, 2006
Max Braden	60,000	0.10	April 22, 2006
Robert Culbert	100,000	0.12	October 1, 2006
Peter Aven	10,000	0.12	October 1, 2006
Ronald McMillan	250,000	0.10	March 26, 2007
TOTAL:	1,915,000		

As of the Date of the Report, the following Agent's option is outstanding:

Name	No. of Shares	Exercise Price	Expiration Date
Research Capital Corporation	522,620	0.15	February 28, 2007

As of the date of this Report, the following warrants are outstanding:

Number of Warrants	Price	Expiry
4,485,000	$0.10 per share if exercise on or before September 7, 2005. $0.20 per share if exercise after September 7, 2005 and on or before September 7, 2006.	September 7, 2006
1,680,000	$0.10 per share if exercise on or before October 7, 2005. $0.20 per share if exercise after October 7, 2005 and on or before October 7, 2006.	October 7, 2006
976,666	$0.16 per share for a period of one year to expire on December 29, 2005.	December 29, 2005
845,000	$0.13 per share for a period of one year to expire on December 29, 2005.	December 29, 2005
804,034	$0.20 per share if exercised on or before February 28, 2006. $0.30 per share if exercise after February 28, 2006 and on or before February 28, 2007.	February 28, 2007
*104,524	$0.20 per share if exercised on or before February 28, 2006. $0.30 per share if exercise after February 28, 2006 and on or before February 28, 2007.	February 28, 2007
TOTAL: 8,895,224		

*The warrants at the date hereof have not been issued but shall be issued to the Agent, Capital Research, if and when it exercises its Agent's option.

INVESTOR RELATIONS

The Company during the six-month period under review retained additional staff to disseminate press releases and other material to the media, interested shareholders, investors, and brokers, and advertised through Stockwatch and Stockgroup.

APPROVAL

The Board of Director of Dentonia Resources Ltd. has approved the disclosures contained in this Interim MD&A. A copy of this MD&A and unaudited financial statements ended February 28, 2005 will be provided to anyone who requests this information.

ADDITIONAL INFORMATION

For press releases and other up-dated information, please contact the Company either by phone (604) 682-1141, fax (604) 682-1144, e-mail at dentonia@telus.net, or refer to the Company's website www.dentonia.net or refer to SEDAR website www.sedar.com.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Adolf A. Petancic, President and Chief Executive Officer of Dentonia Resources Ltd., certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Dentonia Resources Ltd.,** (the issuer) for the interim period ending **February 28, 2005;**

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: April 15, 2005

"Adolf A. Petancic"

Adolf A. Petancic
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, H. Martyn Fowlds, Director and Chief Financial Officer of Dentonia Resources Ltd., certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Dentonia Resources Ltd.,** (the issuer) for the interim period ending **February 28, 2005;**

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: April 15, 2005

"H. Martyn Fowlds"

H. Martyn Fowlds
Director and Chief Financial Officer